Eldorado Gold Corporation
1188 Bentall 5
550 Burrard Street
Vancouver, British Columbia
Canada V6C 2B5

TSX: ELD NYSE: EGO ASX: EAU

Tel: 604.687.4018 • Fax: 604.687.4026
Toll free: 1.888.353.8166
E-mail: info@eldoradogold.com

eldoradogold

Consent of Stephen Juras
Director, Technical Services
Eldorado Gold Corporation

To the Board of Directors of Eldorado Gold Corporation

I hereby consent to the incorporation by reference in this annual report on Form 40-F of March 30, 2011 for the year ended December 31, 2010 of the description of the reports titled "Technical Report for the Kisladag Gold Mine, Turkey" dated January 28, 2010, "Efemçukuru Project, Turkey, Technical Report" dated August 2007, "Technical Report, Perama Hill Project, Thrace, Greece" dated January 28, 2010, "Technical Report on the Vila Nova Iron Ore Project, Amapa State, Brazil" dated July 31, 2007 (the "Technical Reports") and the description of all mineral resources of Kisladag, Tanjianshan, Efemçukuru, Perama Hill, Jinfeng, White Moutanin and Tocantanzinho and of extracts from or a summary of the Technical Reports and of certain mineral resource estimates and other information pertaining to these projects and to the use of my name in this annual report as a named expert.

Dated as of the 30th day of March 2011

Stephen Juras, Ph.D., P. Geo.